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EXHIBIT 99.3

News Release

FALCONBRIDGE COMMENTS ON INCO-FALCONBRIDGE COMBINATION

Toronto, Ontario, May 8, 2006 — Falconbridge Limited (TSX: FAL.LV; NYSE: FAL) today said that Inco and Falconbridge continue to believe there is a strong value proposition in the Inco and Falconbridge transaction and the companies are determined to complete it in accordance with the existing agreement.

"Our agreement with Inco is an excellent transaction and offers compelling value to shareholders of both our companies, with the potential for a re-rating in the capital markets," said Derek Pannell, Falconbridge's Chief Executive Officer. "The transaction would result in the creation of the world's number one nickel producer and a leading copper producer. Furthermore, it would have a portfolio of world-class growth projects."

"We are surprised that Teck Cominco has taken this step to interfere in our transaction and will review the implications of what they have done," added Pannell.

Synergies of Inco-Falconbridge Transaction Are Real and Unique to These Two Companies

Inco and Falconbridge have conservatively estimated synergies stemming from their transaction of at least US$350 million per year, based on lower commodity prices prevailing in 2005. The estimated synergies were the result of a rigorous review by the companies' respective teams and derived from in-depth discussions and analysis. The companies believe they are better equipped than any other party to achieve significant operating and other synergies, especially given Falconbridge's recent experience at merging companies.

Update on Regulatory Approvals

The following is an update on the regulatory process by the European Commission ("EC") and the U.S. Department of Justice ("DOJ").

Falconbridge and Inco understand that the EC will be issuing its Statement of Objections ("SO") shortly. This is part of their normal procedures in their second phase review of pending acquisitions like our transaction. The companies have been discussing with the EC the competitive concerns they have identified and which they expect will be in the SO. They will be submitting their responses to the SO in the time provided for in this process. Inco and Falconbridge also plan to submit a remedy intended to address the competitive concerns of the EC. They look forward to continuing to work with the EC as they move through their second phase process. This element of the process is one of the standard steps leading to a decision by July 12th, 2006.

The companies continue to have constructive discussions with the DOJ in anticipation of approval.

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) our future financial requirements and funding of those requirements, (iv) our expectations with respect to our development projects, (v) our production forecast for 2006 and (vi) our dividend schedule. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of our common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $350 million per annum in pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this news release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Denis Couture, Senior Vice-President, Investor Relations,
Communications and Public Affairs
(416) 982-7020
(416) 982-7242 (FAX)
denis.couture@falconbridge.com

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EXHIBIT 99.3
FALCONBRIDGE COMMENTS ON INCO-FALCONBRIDGE COMBINATION